Filed by: Westar Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-02816

Date: August 9, 2017

{On August 9, 2017, Westar Energy, Inc. hosted a conference call to review its second quarter 2017 earnings. The following is an edited transcript of the portions of the conference call that relate to the pending merger with Great Plains Energy Incorporated. These excerpts are being filed in compliance with Rule 425 of the Securities Act of 1933, as amended.}
{Start of edited transcript}
PRESENTATION
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Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
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Most of you know that pending the initially proposed transaction, we had stood down much of our IR last year. I assure you nothing has slowed or stopped in regard to our business. I'll update you on the new merger agreement with Great Plains Energy.
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But, no question, merger matters have been a focus. So let me update you. I won’t go all the way back, but let me rewind just a bit. It was late May of last year when we first announced a deal with Great Plains Energy. In April of this year, the Kansas Corporation Commission unequivocally rejected that deal, citing its concerns with price, premium, debt, financial concerns and jobs, among other things. It was a lot of things, but the order was not unclear. We spent a lot of time in May and June confirming that there wasn't just a stop sign in the order, but also a road map to approval. The revised deal we announced last month -- it's a deal that closely follows specifically the road map in the KCC's order. It produces a lot of value.
It wasn't the course on which we first set out, but I'm pleased where it's taken us -- and encouraged by the value it creates for our customers and our shareholders. The KCC order was clear that a big premium deal was going to be problematic. Among other factors, the Commission's merger standards gauged the reasonableness of the premium in relation to the merger savings that can be generated. So here was the conundrum. The partner that could maximize merger savings for customers, Great Plains, also couldn't do the deal without leverage and transaction debt. Another party might have been able to do the deal without the debt, but wouldn't have been able to create the same merger savings in relation to the premium. That, coupled with rising equity values, generally, meant that a lot of the earlier premium multiple was already reflected in the trading prices of us and our peers, which made another attempt at a premium deal less lucrative, not to mention the additional time, uncertainty and deal risk the trying that would have entailed.
That left us with evaluating the option of either going it alone with the consolation of a substantial breakup fee or negotiating a new, more mutual agreement with Great Plains Energy. There was nothing wrong with our stand-alone plan. It's just that this path is better – an immediately, substantially higher dividend (that does not come at the expense of credit quality or payout ratio), significantly improved earnings outlook, improved credit profile and a road map to regulatory approval. It creates scale and merger savings without the leverage, something in which the rating agencies have already opined positively. Our taxable holders like that its structure does a tax-free exchange.
We expect one of the higher earnings growth trajectories among our peers, 6% to 8% measured off of Westar's 2016 earnings of $2.43, much stronger than our last stand-alone growth target of 4% to 6%, which was measured off of a normalized 2015 of just $2.21. The improvement in earnings outlook comes from both shifting the earnings curve upward with the buyback and recapitalization as well as improving the slope of earnings growth. And this from a still very traditional, fully regulated electrical utility.
With the merger savings, we'll no longer be as dependent on rate cases to produce earnings. That doesn't mean we won't be investing, however. We still target investment growth of about 3% to 4%, including maintaining our transmission program, but with earnings growth of twice that. As we grow our business, close the gap between authorized and earned returns, especially in Missouri, without having to rely solely on rate cases, there's a lot of value in that for both customers and shareholders.
Let's talk timing. We plan to make required state filings later this month. We've been actively engaged with key stockholders throughout and dialogue is constructive. There is no commitment, but with all the earlier analysis and vetting, we're hopeful there's a chance to get the Kansas approval inside of the statutory maximum of 300 days. We're working on the joint proxy and expect to file it next month with shareholder meetings late Q4.
We still need FERC, along with NRC, FCC and Hart-Scott as well. It's kind of hard to imagine, but even if the KCC had approved the first deal back in April, we'd still not be closed as we would still have been waiting on the FERC. Even though they established a quorum again last week, we don't know where we would have been in their 6-month backlog.
Let me remind you what the new company will look like. We have nearly 1.6 million customers. We'll have over 15,000 megawatts of generating resources and one of the larger renewable fleets in the industry. Retail operations will be limited to just 2 states, Kansas and Missouri. We'll have a new name. We'll have to get that on a new ticker before closing. The board will have equal representation from both Westar and Great Plains, including both CEOs. My role will be as nonexecutive chair. Terry will be President and CEO as well as a member of the board. Tony will become EVP and CFO. Kevin Bryant will move from Great Plains CFO to the new company's EVP and Chief Operating Officer. Greg Greenwood, whom I know and some of you remember from his days as Westar Treasurer and Vice President, Major Construction, he will oversee strategy and regulatory among other things.
I know this has been a long and unpredictable path, but thanks for your patience and confidence throughout the twists and turns over the last year. Thank you especially for taking the time to understand how the new deal creates immediate value and positions the company for growth.
QUESTIONS AND ANSWERS
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Caller 1
Okay. And then would you say EPS growth could be double [3% to 4% on a combined basis]? Are you contemplating a pretty material lag catch-up from the wind that's kind of already represented in the starting point of the rate base growth? Or is there something else in that like buybacks that would help drive up that EPS growth number?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes. We filed 2 slides with these remarks. I'll certainly refer to them. But basically, the earnings growth happens from sort of 3 things. First of all, we have the initial rate cases for both companies. Second of all, we’ll use the excess cash that was left over from the first deal to do an initial buyback. We have capture of the merger savings, which improves the slope of the line. And then we also showed some additional recapitalization to balance out the capital structure. So the way to think of it is earnings growth comes from shifting the curve upward with some significant buybacks and then also steepening the slope and improving growth from the initial rate cases and then to capture of some merger savings.
Caller 1
Okay, got you. I missed your comment there to refer to Westar stand-alone. I didn't realize that was on the pro forma basis, but I understand...
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes, let me try to clarify that, because I might have confused. Because Westar is the one-to-one issuer in effect, we're measuring the new company's growth off of Westar's 2016 stand-alone. But the driver of the new company's earnings are the things I just mentioned.
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Caller 2
And then when we think about your nuclear plants, is there a nuclear cost savings that could be material post-merger, given, I don't know, instead of having 2 companies each own 48%, you'll have one own 96%? Is there a layer of cost or inefficiency that may be embedded in there? And when you look at your nuclear operating costs relative to regional peers, how do you think you stack up?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes, it's a good question. And yes, there is opportunity there, and we're pursuing that opportunity. We are a little bit on the high side. Part of that is the particular size and configuration of our plant and the fact that our plant is not part of a fleet. It's got 3 individual owners and has its own operating company. We're already working on the plans to streamline some of that. For example, they have their own accounting department. They have their own HR department. Those are the kind of things where there's going to be some opportunities on. In terms of operationally, the operations cost of the nuclear plant are going to be pretty much on the same trend as the industry as a whole. But as you know, the industry as a whole has a substantial undertaking in something called the Nuclear Promise, which is how to bring more cost savings to the operations of nuclear plants so that they can continue to be competitive and provide a valuable source of carbon-free energy. So I would say, the way to think about it is just how you kind of implied on the SG&A side, on the back-office stuff, absolutely. But on the operations side, you probably shouldn't expect us to be off-trend from the industry. It's not a fleet. It's a single site single unit. But you're correct that we'll now have 94% consolidated ownership.
Caller 2
Got it. And one last one Mark, and this one is really for you and maybe Terry as well. How will the board think about what the changes, if any, to the management incentives and how the measurements of management success going forward will be evaluated?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
That's a great question. And we look forward to dealing with that, but we don't have that resolved yet. The board is still, obviously, -- a board for them and a Board for us as opposed to a combined company board. But no question, this company and both boards today are committed to making this a high-performing company.
Caller 2
Is there something in the management incentives and evaluation metrics for Westar today that you have currently at Westar that you would love to see carryforward, assuming board agreement in the new company going forward?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Well, conceptually, yes. Specifically, probably, not, because we are so unusual. I mean, for example, my peers around this table – we are in a board room for this call – my peers around the table, we have no short-term cash incentive. The equivalent of what our short term and long term would be is added together, but it's all restricted stock. So specifically, that is so unusual, I don't think we should assume that goes forward. But I think you should assume that what does go forward is something is very closely aligned with our shareholders' interest.
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Caller 3
And then you referenced updated proxy statement would be filed next month. Will that include and will you refresh that multiyear guidance for both Westar and Great Plains?
Anthony D. Somma - Westar Energy, Inc. - CFO, SVP and Treasurer
This is Tony. Yes it will. And I believe it'll go out an extra year.
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Caller 4
When -- and I'm sorry about this. When are we going to get the state filings?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
We'll file them this month. We'll file Missouri, Kansas, and I think FERC this month. And Greg tells me we'll file NRC as well this month.
Caller 4
Okay. And are you engaged in any discussions with the intervenors in the states prior to your filings?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes, yes, you bet.
Caller 4
Do you think that there is a -- how would you discuss the potential for the response to new merger proposal just generically? You haven't actually filed it, I realize. But -- and the potential for maybe having this thing happen a little bit faster than it's taken so far, if you file? In other words, one might think that the second go-around might go a little faster. Is there any potential for that?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Well, as I indicated in my remarks, we've got no commitments on that and there wouldn't be time for that even. But our conversations have been constructive, and we're hopeful that with all the vetting that's already been done, perhaps we could shorten the schedule. But we haven't yet had our procedural schedule. And what's most important is that the procedural schedule gives the staff and intervenors the time they need to give firm recommendation to the Commission.
Caller 4
Okay. And when do you think the procedural schedule will be coming out after your filing?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Greg says a month or two after filing is kind of typical as to when you'd have it. {The filing} will be late this month. You shouldn't expect it this week. It will be late this month, but we expect to have those filings in August.
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Caller 5
My first questions are for Tony. When you look at the combined company, it appears that the bulk of the regulatory lag resides in Missouri, but the bulk of the synergies will come in Kansas, which has the biggest overlap. Is there any concern as you're thinking through this and looking out forward that the Kansas will literally end up over-earning its allowed ROE, given how the synergies might play out?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
This is Mark. I'll take the first half and then let Tony correct me if I'm wrong. You shouldn't assume because of the adjacency in Kansas, so that's the bulk of the savings. The bulk of the savings will be essentially in the corporate allocations to the whole company. And so they're not really skewed. You probably ought to look at them on the basis of customers, rate base or something. But you shouldn't assume that they're disproportionately Kansas in any meaningful way. You're correct that because Missouri doesn't have the interim adjustment factors that Kansas does that under-earning the further you get away from a rate case in Missouri has been problematic. And the fundamental value proposition of this transaction is it gives us the opportunity to earn closer to our allowed rates of return in all jurisdictions without having to rely fully on the frequency of rate cases. That might have a disproportionate benefit in Missouri for the mere fact that they don't have the interim adjustment mechanisms. We're not seeing any circumstances where -- and this business plan does not depend on us over-earning anywhere, but it does depend on and is expected to allow us to earn closer to our allowed rate of returns without having to go back with our hand out as frequently.
Caller 5
Okay. But fair to say, even if you allocated across a rate base that, just given the geographic portfolio, that the rate base is more skewed towards Kansas than Missouri?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Sure, today. But in response to the earlier question, I think it was from [Caller 1], we also will invest proportionate to where it's most valued.
Caller 5
Yes, that makes sense. And then on the CapEx front, again, when you look at the combined company, is there, again, a scenario where -- because now it's one company as opposed to two investing separately, that maybe some reduction in CapEx that otherwise would have been spent and maybe that put some downward pressure on rate-based growth, is that also a potential scenario?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes, maybe a little bit with like computer systems and things like that, but not fundamentally. It's not fundamentally in terms of how we're investing. We still see rate-based growth of 3% of 4%. But the difference is we no longer depend on just rate base to produce earnings. And it's a little bit of a thing we've noticed is we have conditioned the industry and our investors to equate earnings growth to rate base growth. And they certainly have a high correlation, but they're not the same thing. And this transaction will show that.
Caller 5
Right. And the 3% to 4%, Mark, just to be clear, that's the combined company growth going forward that you guys would project?
Mark A. Ruelle - Westar Energy, Inc. - CEO, President & Director
Yes.
{End of edited transcript}
Forward-Looking Statements
Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.
This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.
Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”
Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

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